File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	12 September 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	2 [redacted]

RECEIVED
2006 SEP 13 A 8:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCA

06016765

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"Changed capital gains taxation in Germany on sale of fine paper operations"** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Charlotte Lundgren

Bodil Eriksson / Charlotte Lundgren

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

Jlw 9/13

Encl.

PRESS RELEASE

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

Changed capital gains taxation in Germany on sale of fine paper operations

In 2000, SCA sold its 50-percent holding in the fine paper company MoDo Paper AB. The transaction had been preceded by a merger of SCA's then Swedish and German fine paper operations.

The German tax authorities have re-examined that valuation on which the transaction was based. As a consequence of the tax authorities' decision, SCA must pay capital gains tax of EUR 48 M including interest. EUR 8 M of this amount can be recovered in future years. Accordingly, the decision, which is final, means that SCA is paying a capital gains tax of 11% on the transaction.

The tax expenses now being incurred, EUR 40 M, are being offset by the tax reserve allocated earlier for the divestment transaction.

Stockholm, 12 September 2006

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Communications and Investor Relations

For further information please contact

Lennart Persson, Executive Vice President and CFO, +46 8 788 51 22

Par Altan, Vice President Media Relations, +46 8 788 52 37

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging solutions, publication papers and solid-wood products. SCA creates value through knowledge of the needs of consumers and customers, regional presence and efficient production. Sales are carried out in some 90 countries and production in about 40 countries. Net sales amount to more than SEK 96 billion (EUR 11 billion) annually. At the beginning of 2006, SCA had about 50,000 employees. The SCA share is traded on the stock exchanges in Stockholm, London and New York.